February 2018

Qualcomm

Investor Presentation

Additional information and safe harbor

Discussion topics for today's meeting

1 Who is Qualcomm?

2 Our Plan to Create Near-Term and Long-Term Value

3 Our Evaluation Framework

4 Why Broadcom's Proposal Materially Undervalues Qualcomm

5 Broadcom's Proposal Poses Unacceptable Regulatory Risks

6 Qualcomm's Board – Independent Business Leaders with Track Records of Delivering Value

Qualcomm

I. Who is Qualcomm?

Qualcomm overview

Fiscal 2017 key metrics



QTL-Licensing

$6.4B[3]
Revenues

300+
Global 3G/4G licensees



QCT-Semiconductors

$16.5B
Revenues

804M
MSM™ chip shipments

$23.2B
Non-GAAP[1] revenues

$6.8B
Non-GAAP operating cash flow

$4.28
Non-GAAP diluted earnings per share (EPS)[2,4]

(1) (2) (3) (4) See footnotes at the end of the presentation.

Qualcomm: leading the way to 5G and a new era of intelligent, connected devices

Qualcomm drives stockholder value

through technology and semiconductor leadership



Innovation Leadership

Low Power Processing · Gigabit LTE modem · Camera · Connectivity · RFFE · GPS · Audio/Codec · eSE* · 3G/4G/5G

* eSE—Embedded Secure Element.

Robust technology and IP creation
Standards leadership
QTL IP leadership
Global deployment at scale
Early investment in R&D
QCT product innovation

Qualcomm

Enabled Ecosystem

SAMSUNG · Google · HTC · NOKIA · HUAWEI · verizon√ · UBER · CHINA TELECOM · mi · vivo · OPPO · China Mobile · facebook · Microsoft · SONY · Jio · ERICSSON

Qualcomm is uniquely positioned to lead the emerging 5G world of intelligent, hyper-connected devices

II. Our Plan to Create Near-Term and Long-Term Value

Qualcomm

Near-term and long-term value creation

High confidence in $6.75 – $7.50 of FY19 Non-GAAP[1] EPS[2]	Organic growth driven by strength in Android, China, RFFE, Compute, IoT and Auto $1B new cost reductions in addition to the $500M of NXP cost synergies Non-GAAP EPS $1.50/share accretion from NXP or substantial share repurchase Licensing resolution
Long-term growth catalysts	5G leadership (12 – 24 months ahead of our merchant competitors) Expansion into $150B SAM
Highly attractive target long-term financial profile	Long-term annual revenue growth of 6 – 8% Non-GAAP earnings per share growth 2x revenue growth Non-GAAP operating margins of 40%

(1) (2) See footnotes at the end of the presentation. Note: SAM (Serviceable Addressable Market) excludes QTL; combination of third party and internal estimates.

Specific and achievable value drivers

High confidence in $6.75 - $7.50 Non-GAAP[1] FY19 EPS[2]

Qualcomm has beaten consensus 14 out of the past 16 quarters		
Non-GAAP EPS, Before Impact of Licensing Resolutions	**$5.25**	Includes $1B cost reduction program
		Includes accretion from NXP or share repurchase
		Excludes royalty revenues and certain product revenues from Apple and other licensee in dispute
Licensing Resolutions[3]	**$1.50 – $2.25**	
Non-GAAP EPS	**=$6.75 - $7.50**	

(1) (2) (3) See footnotes at the end of the presentation.

Clear path to substantial Non-GAAP EPS growth

Successfully executing strategy to address $150B SAM

Key Milestones



- First 5G modem and data call
- Leading in Android and China OEMs

- RF360 joint venture completes portfolio
- Tier 1 design wins
- 5G next inflection

- FY17 $3B Revenues
  >25% YoY Revenue growth
- $3B+ FY17 Auto backlog
- Compute/MSFT alliance
- NXP expected to close 2018

- Shipping Datacenter 10nm product

Adjacent Opportunities $77B

Datacenter $19B

~$150B

$43B IoT & Security
$11B Networking
$7B Mobile compute
$16B Automotive

RFFE $20B

Core Mobile $23B

Core Mobile $32B

2015   2020   2020

Source: Combination of third party and internal estimates.
Note: SAM: Serviceable Addressable Market; SAM excludes QTL. 2015 SAM excludes adjacent opportunities outside of Core Mobile.

2020 SAM 6x larger, double the growth of core mobile compared to 2015

Growing and diversifying Qualcomm's product revenues

QCT	79% YoY average EBT growth last 6 quarters through FY17 52% YoY earnings growth in FY17
China	$6B product revenues, 25% growth YoY in FY17 2x our Apple product revenues today
New opportunities	Expected to contribute $7B - $8B in revenues by FY19 RFFE, IoT and Security, Automotive, Networking, Compute

Accelerating and diversifying organic growth

Resolving licensing disputes drives substantial value not reflected in Qualcomm's stock price

Our position on Apple / regulatory issues

- Binding long-term agreements with Apple's contract manufacturers
- Apple/other licensee seeking terms below FRAND, acceptance risks reset across licensee base
- Apple/other licensee continue to use our IP without paying
- Apple initiated litigation requiring us to defend our business model
- Confident we will successfully defend our business model

What is NOT in dispute

"On Qualcomm, I just want to make it very, very clear that we are accruing. We do not expect to be paying more than what we are accruing right now."

— Luca Maestri, Apple CFO

"And so they think we owe some amount. We think we owe a different amount… at this point, we need the courts to decide that unless we are able to, over time, settle between us on some amount."

— Tim Cook, Apple CEO

Value at stake

$5B - $7B+

Catch-up royalties

$2.5B - $4B

Annual revenues[3]

$1.50 - $2.25

Annual EPS

(3) See footnote at the end of the presentation. EPS assumes 15% effective tax rate and ~1.5B shares. Value per share assumes earnings are capitalized at a 15-20x multiple.

~$25 - $45 in per share value for Qualcomm stockholders

QTL: Leading IP and licensing position

Global 3G/4G device sales(A)



- 300+ license agreements, globally
- 120+ license agreements in China
- 1.95B 3G/4G device shipments expected in 2018 (+8% YoY)

QTL revenues(3) and EBT

13% annual revenue growth, 12% annual EBT growth



$68B
Cumulative revenues(3)

$58B
Cumulative EBT

87%
Average EBT margin

- 130,000+ patents and patent applications globally
- Leading patent positions across 3G, 4G and pending 5G standards

(A) Qualcomm began formally reporting Global Device Sales (Global TRDS) in FY09. Previous period Global Device Sales as estimated as CDMA / WCDMA device ASPs multiplied by CDMA / WCDMA devices shipped.

(3) (4) See footnotes at the end of the presentation.

QTL: Well positioned for the future with global licensing program and industry leading patent portfolio

Technology transitions create significant returns for Qualcomm stockholders

3G to 4G transition drove significant revenues and earnings

During 3G to 4G transition, Qualcomm revenues more than doubled



Revenues

$25B

$11B

>2x

QCT

QCT

QTL

QTL

FY10   FY13

Captured 80%+ share of units during first 3 years of technology transition from 3G to 4G



Qualcomm
80%

5G starting in 2019



Qualcomm stockholders poised to achieve substantial returns on 5G investment

Qualcomm model delivers significant long-term value

	FY2019e	Long-Term Targets
Revenues	$35B – $37B	6% - 8% annual growth
Non-GAAP[1] Operating Margin %	35% – 37%	40%
Non-GAAP EPS[2]	$6.75 – $7.50	2x revenue growth
Capital Returns	Maintain dividend growth and anti-dilutive share repurchases until de-levered	Continued commitment to dividend policy and significant return of capital

(1) (2) See footnotes at the end of the presentation.

Targeting 6% – 8% annual revenue growth
Non-GAAP EPS growth of 2x revenue

III. Our Evaluation Framework

Qualcomm

Our process to review the Broadcom proposal

- Engagement history
  - Qualcomm has a history of engaging with Broadcom
  - We held two meetings with Silver Lake and Broadcom 18 months ago, but no pricing or material terms of an offer were presented; at the time, Broadcom indicated that the more attractive transaction structure would be for Qualcomm to acquire Broadcom
  - Qualcomm's Board, a special M&A Board committee and Qualcomm's outside advisors rigorously analyzed various strategic alternatives, including a transaction with Broadcom, but the Company ultimately decided to pursue a transaction with NXP after determining that it would create substantially more value
  - Broadcom did not inquire again until making its unsolicited proposal
- Broadcom made no effort to engage with Qualcomm before publicly launching its initial proposal
  - Qualcomm first learned of the possibility of Broadcom's unsolicited proposal through several media organizations – Qualcomm was not contacted by Broadcom before it was leaked
  - Broadcom called Qualcomm approximately one hour before publicly releasing its initial low-value, high-risk proposal
- Our independent evaluation
  - The Qualcomm Board, which is comprised of directors with track records of successfully evaluating and executing major business transactions, engaged its own independent financial advisor to help advise on the proposal, separate from and in addition to management's financial advisors
    - The Board, together with members of senior management and the Company's financial and legal advisors, reviewed the initial proposal and determined that it so dramatically undervalued the business and carried such regulatory uncertainty that engagement was not warranted
  - Following Broadcom's nomination of a slate of directors, Qualcomm performed a thorough review of the qualifications of each Broadcom nominee
    - After extensive discussion, the Governance Committee of the Board concluded that the Broadcom nominees lacked sufficient experience on large-cap technology company boards and would not bring incremental expertise to the Board
  - On February 5th, Broadcom delivered a revised proposal, which the Board subsequently evaluated and determined that while not sufficient, it warranted engagement
  - The Board has held 9 meetings since the proposal in addition to numerous ongoing discussions

Qualcomm's Board will continue to focus on stockholder interests

Board evaluation framework for key strategic alternatives



Continuous Knowledge Building	Beyond Best Practice Process Design	Evaluate Against Alternatives	Oversee Execution

Continuous Knowledge Building
- Regular and active Board engagement to establish strong foundational base
  - Qualcomm business strategy
  - Legal and regulatory framework
  - Customer, supplier and ecosystem interdependencies
  - Stockholder perspectives and expectations

Beyond Best Practice Process Design
- Formation of special committees (where applicable)
- Deliberation with independent directors
- Retaining internal and external experts (consultants, legal, financial, technical)
- Frequent and detailed discussions / meetings

Evaluate Against Alternatives
- Objectively evaluate alternatives in context
  - Strategic
  - Financial
  - Operational
  - External
- Frame risk-adjusted returns of various alternatives
- Balance near- and long-term opportunities
- No "sacred cows"

Oversee Execution
- Utilize Board committees
- Remain prepared to respond dynamically to changing circumstances
- Remain integrally involved in key decision points
- Remain engaged on communication plan with counterparties / investors
- Continue robust stockholder engagement

Qualcomm's Board follows a rigorous process to evaluate alternatives to maximize stockholder value

Board process for evaluation of strategic options

	Special Committee Formed / # of Members	Legal Support	Financial Advisors
2015 Evaluation of the Company's Corporate and Financial Structure	✓ 6 Directors (5 Independent)	Cravath, Swaine & Moore DLA Piper (Board / Committee) Jones Day (Regulatory; Committee)	Centerview Partners (Committee) Evercore Goldman Sachs - - - - - - - - - - - - - - - - - Boston Consulting Group (Consulting; Committee)
2016 Evaluation of Potential M&A Targets	✓ 5 Directors (4 Independent)	Paul Weiss Cravath, Swaine & Moore Allen & Overy DLA Piper (Board)	Centerview Partners (Committee) Evercore Goldman Sachs
Broadcom Proposal		Paul Weiss Cravath, Swaine & Moore DLA Piper (Board)	Centerview Partners (Company / Independent Directors) Evercore Goldman Sachs

Qualcomm's Board implements a rigorous and thorough process to evaluate opportunities to drive shareholder value

Setting the record straight

Broadcom Claim

> Broadcom Made Good Faith Efforts to Discuss a "Business Combination" with Qualcomm

- Broadcom Board member contacted Qualcomm CEO in July 2016 and offered an introduction to Hock Tan, which led to 2 meetings in August and September

- Broadcom identified several potential transaction structures for combination of Qualcomm and Broadcom, with a preference for Qualcomm to acquire Broadcom as the most attractive option

- At no time were pricing or other key terms discussed at these meetings

- During the course of August and September 2016, the Board and the M&A Committee met on multiple occasions, together with Company management and advisors, to discuss the ongoing evaluation of a potential NXP acquisition as well as available alternatives, including Broadcom

- Notwithstanding the absence of any specific proposal from Broadcom, the Board considered the feasibility of Broadcom as an alternative transaction opportunity

- Ultimately, the Board determined that NXP represented a better strategic fit relative to a Broadcom transaction, offering a range of advantages that included less overlap with Qualcomm's existing business, less regulatory risk as compared to a combination with Broadcom, and enhanced leadership positions in the fields of automotive, security and IoT

- At no time did Broadcom follow-up regarding a strategic discussion

- Qualcomm's and Broadcom's CEOs have been together at various events since the August 2016 approach, including in the weeks leading up to the initial hostile approach. There was no attempt by Broadcom to engage in a strategic dialogue

- Broadcom did not attempt to contact Qualcomm until after news of their intent to make an unsolicited offer was leaked to the press

Broadcom has made inaccurate statements

IV. Why Broadcom's Proposal Materially Undervalues Qualcomm

Broadcom's proposal materially undervalues Qualcomm

- Broadcom's opportunistic proposal does not reflect substantial value creation opportunity for Qualcomm stockholders

- $6.75 - $7.50 of FY19 Non-GAAP[1] EPS[2] driven by:

  ◦ Organic growth and cost reductions

  ◦ Accretion from NXP or share repurchase

  ◦ Resolution of licensee disputes

  ◦ Does not reflect the near- and long-term substantial value benefits of 5G

- At $82 / share Broadcom's proposal reflects 11x - 12x our estimated FY19 Non-GAAP EPS

- The SOX index currently trades at 18x* and precedent transactions in the sector have averaged 22x*

(1) (2) See footnotes at the end of the presentation. * Source: Bloomberg, IBES, Datastream, and public filings as of 2/7/2018.

Qualcomm is worth more than the $82 / share Broadcom is proposing

V. Broadcom's Proposal Poses Unacceptable Regulatory Risks

Qualcomm

Regulatory approval highly uncertain; at least 18 month process

- Largest tech transaction ever, combining the #1 (Qualcomm) and #2 (Broadcom) largest fabless semiconductor companies[*]

- Clearance required from 12+ regulators, including US, EU, China, Korea, Japan, etc. plus national security agencies

- Meaningful divestitures (e.g., Wi-Fi/Bluetooth, Wi-Fi Networking Processors, RF, and GPS/GNSS) and restrictions on entity's conduct likely

- Divestitures of embedded products within SOCs significantly more difficult

- Challenging to find buyers that can "step into the shoes" and maintain competitiveness of assets while satisfying global antitrust and national security concerns

- Customer opposition mounting and likely to increase, further troubling regulators

- It took Broadcom more than 12 months to complete the recent acquisition of Brocade, a much smaller and less complex transaction

- MOFCOM is intensifying its scrutiny of transactions

  ◦ NXP still has not received MOFCOM approval after 15+ months

* Source: Thompson Reuters.

Broadcom has made no firm commitments that would adequately compensate our stockholders for the substantial regulatory risk

Key litigation milestones occur before potential Broadcom regulatory process is completed



Fall 2018

Patent infringement decisions in Germany

(~15 months from July 2017 filing)

Late 2018 / Early 2019

Trial in Apple / contract manufacturers case

Trials in Qualcomm's China patent infringement cases

January 2019

Target completion of investigation: U.S. ITC case vs. Apple

Key inflection points could lead to resolution through litigation or business negotiations

Substantial upside for Qualcomm stockholders

VI. Qualcomm's Board – Independent Business Leaders with Track Records of Delivering Value

Qualcomm

Qualcomm has a world-class Board of Directors

Business leaders with track records of success	• Assembled to deliver requisite expertise to drive strategy into next period of growth • Qualcomm's CEO and Chairman have led the Company through several mobile transitions • Strong mix of industry perspectives, operating expertise, stockholder views, financial expertise, corporate restructuring experience, and global business expertise • Leaders with track records of successfully evaluating and executing business transformations / transactions (e.g., HP split, Motorola split, American Airlines merger with US Airways, MMI sale, DirecTV sale)
Independent and effective	• Nine out of 11 directors are independent • Four new independent directors added since 2015 - 3 of these new directors were selected in collaboration with JANA • Independent director tenure is 5 years vs. S&P 500 ~9 years

Significant value creation for stockholders	• Oversaw and approved Strategic Realignment Plan and subsequent strategic M&A, creating significant value and strategically strengthening Qualcomm
	  - Comprehensive review of corporate structure alternatives
	  - Resolved China licensing issue and rolled out licensing program in China (120+ licensees)
	  - $1.4B cost reduction program under the Strategic Realignment Plan
	• Revenue diversification strategy, including M&A: RF360 JV, CSR, and pending NXP acquisition
	• Since announcement of new strategy in 2016 until Apple's attack, stock price up 46% versus S&P 500 up 24%

Best practices in corporate governance	• Robust stockholder engagement program • Annually elected Board • Majority voting standard • Proxy access • Strong Lead Independent Director (Presiding Director)

Qualcomm directors have the right mix of experience and expertise to lead the Company

Paul Jacobs		• Extensive business, operational and management experience in the wireless telecommunications industry, including current position as our Executive Chairman and his prior service as our Chief Executive Officer • Extensive knowledge of our business, products, strategic relationships and opportunities, as well as the rapidly evolving technologies and competitive environment in our industry, bring valuable insights and knowledge to our Board
Thomas Horton		• Management, financial and accounting experience, including former service as Chairman and CEO of American Airlines, as Vice Chairman and Chief Financial Officer of AT&T and as Executive Vice President and Chief Financial Officer of American • Roles in operational and financial management at American and AT&T bring valuable insights to the Board, as well as providing a useful resource to senior management
Steve Mollenkopf		• Extensive business, operational and management experience in the wireless telecommunications industry, including current position as our Chief Executive Officer • Extensive knowledge of our business, products, strategic relationships and opportunities, as well as the rapidly evolving technologies and competitive environment in our industry, bring valuable insights and knowledge to our Board
Barbara Alexander		• Significant financial and accounting experience • Extensive experience serving on several other public company boards, including in most instances service on the compensation committee and/or the audit committee • Experience at Freddie Mac has added to her knowledge regarding risk management issues
Jeffrey Henderson		• Financial and operational management experience, including significant experience in international operations • Experience in senior operational and financial management positions at companies that experienced significant growth and transformation, including into additional business areas • Designated as an Audit Committee financial expert
Ann Livermore		• Extensive operational experience in senior positions, including leading complex global business organizations with large workforces • Significant experience in the areas of technology, marketing, sales, research and development and business management provides valuable insights to the Board and also provides useful resources to senior management • Currently serves on the Audit Committee and brings significant experience from her service on other public company boards

Qualcomm directors have the right mix of experience and expertise to lead the Company (Cont.)

Harish Manwani 	• Substantial management experience involving international operations, particularly in Asia • Executive management experience, particularly with respect to strategic planning and leadership of complex organizations, provides a valuable resource for senior management • Experience on the boards of several other companies also brings valuable insights to the Board
Mark McLaughlin 	• Operational and management experience at several technology companies • Service on the President's National Security Telecommunications Advisory Committee (NSTAC), as well as experience as Chief Executive Officer and a member of the Board of Directors of a network security company, provides significant knowledge regarding the operations and security of telecommunications systems and cybersecurity matters
Clark Randt, Jr. 	• Deep understanding of Asia and experience in facilitating business in China and more generally throughout Asia, which is one of the most important regions to Qualcomm's business • Brings to the Board substantial experience in diplomacy, international trade and cross-border commercial transactions, including service as the U.S. Ambassador to the People's Republic of China • International experience and knowledge of Asian business operations provide valuable insights to the Board
Francisco Ros 	• Extensive executive management and board experience in telecommunications companies and operators in Europe and Latin America • Significant experience related to the overall telecommunications and IT regulatory environment in Europe (including service in the Government of Spain at a time when Spain held the Presidency of the European Union), as well as technical and business background and education • Brings a non-U.S. perspective to issues facing us, enhancing the understanding of the Board
Anthony Vinciquerra 	• Management experience, including significant experience in operations, is a source of important insights to the Board • Media industry experience is especially valuable with the convergence of the Internet, wireless, media and computing industries • Designated as an Audit Committee financial expert

Broadcom's slate of directors presents unacceptable execution risk

Broadcom's slate is tailored for a singular outcome: to sell - not run - one of the most complex technology companies in the world

✖ Broadcom's slate is not qualified to capture the significant near- and long-term value creation opportunities for Qualcomm's stockholders:

- Running a leading global chip and technology company with formidable competitors and counterparties
- Maintaining Qualcomm's successful innovation engine
- Representing Qualcomm's stockholders vs. Broadcom, in potential negotiations and regulatory issues
- Resolving complex licensing disputes without adverse consequences across licensee base
- Executing and realizing the value of the transformative opportunity in 5G
- Overseeing the integration of the pending NXP acquisition to fully realize the significant accretion (or, alternatively, executing a large share repurchase) while either negotiating with Broadcom or awaiting the long-dated closure of a Broadcom transaction
- Overseeing a new $1 billion cost reduction program
- Retention of key employees and customers given that many will assume a Broadcom transaction is inevitable if the Broadcom nominees are elected

✖ Broadcom did not pick directors to address these challenges – these candidates have no experience on large-cap tech boards (> $20b)

✖ Broadcom instead picked people with ties to Silver Lake or activist slates – a slate suited only to support its takeover agenda

Qualcomm's slate of directors provides diverse, independent oversight and will continue to maximize value for all stockholders

Conclusion

Qualcomm

Broadcom's proposal: unacceptable risk, minimal reward

Materially undervalues Qualcomm

Standalone FY19 Non-GAAP[1] EPS[2] expected to be $6.75 – $7.50

Broadcom proposing a P/E multiple of 11x–12x on estimated FY19 Non-GAAP EPS

SOX P/E multiple is 18x*; precedent transaction P/E multiple is 22x*

Significant regulatory uncertainty

No assurance transaction will close; no certainty for 18 months or longer

Likely requires massively complex divestitures/operating restrictions; if regulatory clearance achievable at all

Significant customer opposition mounting

Business risk during regulatory pendency given significant customer concerns

---

Broadcom slate not in best interests of Qualcomm stockholders

Hand-picked nominees qualified only to serve one purpose – to push Broadcom's low-value and high-risk proposal

Nominees bring no incremental skills or expertise to the Qualcomm Board

Premature decision: in 18+ months, greater clarity on Broadcom regulatory risk; Qualcomm business momentum

Immense risk to stockholder value to replace current Board with conflicted Broadcom nominees for 18+ months while Broadcom seeks, and potentially fails to obtain, regulatory clearance

(1) (2) See footnotes at the end of the presentation. * Source: Bloomberg, IBES, Datastream, and public filings as of 2/7/2018.

$82 implies a P/E multiple of 11x-12x for the world's leading wireless franchise

Footnotes

(1) Non-GAAP results exclude the QSI (Qualcomm Strategic Initiatives) segment and certain share-based compensation, acquisition-related items, tax items and other items. Further discussion regarding the Company's use of Non-GAAP financial measures and detailed reconciliations between GAAP and Non-GAAP results are included in this presentation.

(2) Throughout this presentation, net income and diluted earnings per share (EPS) are attributable to Qualcomm (i.e., after adjustments for noncontrolling interests), unless otherwise stated.

(3) Prior to fiscal 2019, royalties are recognized when reported, generally one quarter following shipment and when all other revenue recognition criteria are met. Beginning in fiscal 2019, royalties are required to be estimated and recognized in the period in which the associated sales occur and when all other revenue recognition criteria are met.

(4) The fiscal 2017 results were negatively impacted as a result of actions taken by Apple and its contract manufacturers, as well as the previously disclosed dispute with another licensee, who underpaid royalties due in the second quarter of fiscal 2017 and did not report or pay royalties due in the third and fourth quarters of fiscal 2017.

Reconciliations

Qualcomm

Note regarding use of Non-GAAP financial measures

The Non-GAAP financial information presented herein should be considered in addition to, not as a substitute for or superior to, financial measures calculated in accordance with GAAP. In addition, "Non-GAAP" is not a term defined by GAAP, and as a result, the Company's measure of Non-GAAP results might be different than similarly titled measures used by other companies. Reconciliations between GAAP and Non-GAAP results follow.

The Company uses Non-GAAP financial information: (i) to evaluate, assess and benchmark the Company's operating results on a consistent and comparable basis; (ii) to measure the performance and efficiency of the Company's ongoing core operating businesses, including the QCT (Qualcomm CDMA Technologies) and QTL (Qualcomm Technology Licensing) segments; and (iii) to compare the performance and efficiency of these segments against competitors. Non-GAAP measurements used by the Company include revenues, cost of revenues, R&D expenses, SG&A expenses, other income or expenses, operating income, interest expense, net investment and other income, income or earnings before income taxes, effective tax rate, net income and diluted earnings per share. The Company is able to assess what it believes is a more meaningful and comparable set of financial performance measures for the Company and its business segments by using Non-GAAP information. In addition, the Compensation Committee of the Board of Directors uses certain Non- GAAP financial measures in establishing portions of the performance-based incentive compensation programs for our executive officers. The Company presents Non-GAAP financial information to provide greater transparency to investors with respect to its use of such information in financial and operational decision-making. This Non-GAAP financial information is also used by institutional investors and analysts in evaluating the Company's business and assessing trends and future expectations.

Non-GAAP information used by management excludes its QSI segment and certain share-based compensation, acquisition-related items, tax items and other items.

- QSI is excluded because the Company expects to exit its strategic investments in the foreseeable future, and the effects of fluctuations in the value of such investments and realized gains or losses are viewed by management as unrelated to the Company's operational performance.

- Share-based compensation expense primarily relates to restricted stock units. Management believes that excluding non-cash share-based compensation from the Non-GAAP financial information allows management and investors to make additional comparisons of the operating activities of the Company's ongoing core businesses over time and with respect to other companies.

- Certain other items are excluded because management views such items as unrelated to the operating activities of the Company's ongoing core businesses, as follows:

  - Acquisition-related items include amortization of certain intangible assets, recognition of the step-up of inventories to fair value and the related tax effects of these items, as well as any effects from restructuring the ownership of such acquired assets. Additionally, the Company excludes expenses related to the termination of contracts that limit the use of the acquired intellectual property, third-party acquisition and integration services costs and costs related to temporary debt facilities and letters of credit executed prior to the close of an acquisition. Starting with acquisitions in the second quarter of fiscal 2017, the Company excludes recognition of the step-up of property, plant and equipment from the net book value based on the original cost basis to fair value. Such charges related to acquisitions that were completed prior to the second quarter of fiscal 2017 continue to be allocated to the segments, and such amounts are not material.

  - The Company excludes certain other items that management views as unrelated to the Company's ongoing business, such as major restructuring and restructuring-related costs, goodwill and indefinite- and long-lived asset impairments and awards, settlements and/or damages arising from legal or regulatory matters.

  - Certain tax items that are unrelated to the fiscal year in which they are recorded are excluded in order to provide a clearer understanding of the Company's ongoing Non-GAAP tax rate and after tax earnings.

The Company uses free cash flow to facilitate an understanding of the amount of cash flow generated that is available to grow our business, service debt and create long-term stockholder value. Accordingly, free cash flow does not represent the remaining cash flow available for discretionary expenditures.

Revenues, Operating Cash Flows and Operating Margin

$ in billions

Fiscal 2017	Revenues	Net cash provided by operating activities
GAAP	$22.3	$4.7
Less: QSI	$0.1	-
Less: Share-based compensation[1]	N/A	-
Less: Other items[2]	($1.1)	($2.1)
Non-GAAP	$23.2	$6.8

Operating Margin (estimate)	Fiscal 2019 [3]	Long-Term[4]
GAAP operating income	$8.4 - $9.1	
Less: QSI	-	
Less: Share-based compensation	($1.3)	
Less: Other items	($2.9)	
Non-GAAP operating income	$12.6 - $13.3	
Revenues	$35.0 - $37.0	
GAAP operating margin	23% - 25%	30%
Non-GAAP operating margin	35% - 37%	40%

(1) For operating cash flows, net cash used represents incremental tax benefits from share-based compensation.

(2) Other items excluded form Non-GAAP revenues consisted of a $962 million reduction to revenues related to the BlackBerry arbitration decision and a $95 million reduction to revenues related to the portion of a business arrangement under negotiation that resolves a legal dispute. Other items excluded from Non-GAAP net cash provided by operating activities consisted primarily of the $940 million payment related to the BlackBerry arbitration and the $927 million payment related to the fine imposed by the Korea Fair Trade Commission, as well as payments for consulting services related to acquisition-related and restructuring activities.

Sums may not equal totals due to rounding

(3) Fiscal 2019 estimated operating margin is calculated at the midpoint of revenues and assumes close of the pending NXP acquisition. Estimated amortization of intangible assets included in other items was based on a preliminary purchase price and are subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final purchase accounting could be material.

(4) The difference between long-term GAAP and Non-GAAP operating margin is primarily due to acquisition-related items and share-based compensation.

Earnings Per Share (EPS)

	Fiscal 2017 EPS	Fiscal 2019 EPS (est.)[2]	Fiscal 2019 Accretion from NXP[2]	Accretion from Share Repurchase
GAAP diluted EPS	$1.65	$4.47 - $5.22	$0.08	$1.26
Less: Diluted EPS attributable to QSI	$0.03	$0.02	N/A	$0.01
Less: Diluted EPS attributable to share-based compensation	($0.51)	($0.73)	($0.16)	($0.16)
Less: Diluted EPS attributable to other items[1]	($2.16)	($1.57)	($1.26)	($0.09)
Non-GAAP diluted EPS	$4.28	$6.75 - $7.50	$1.50	$1.50
Less: Diluted EPS attributable to income from customers involved in licensing disputes	N/A	$1.50 - 2.25		
Non-GAAP EPS, before impact of expected licensing resolution	N/A	$5.25		

(1) In fiscal 2017, other items excluded from Non-GAAP results consisted of a $962 million reduction to revenues related to the BlackBerry arbitration decision, a $95 million reduction to revenues related to the portion of a business arrangement under negotiation that resolves a legal dispute, a $911 million charge, including net foreign currency losses, related to the fine imposed by the KFTC, $783 million of acquisition-related charges, $778 million charge related to the fine imposed by the TFTC, $74 million of asset impairment charges and $38 million of restructuring and restructuring-related charges primarily related to our Strategic Realignment Plan. In fiscal 2017, the tax benefit in "other items" included a $395 million tax benefit for the combined tax effect of other items in EBT and a $144 million tax benefit for the tax effect of acquisition-related items in EBT, partially offset by a $111 million tax expense related to an increase in unrecognized tax benefits. Other items excluded from Non-GAAP in fiscal 2019 consist primarily of acquisition-related items.

(2) Fiscal 2019 estimated EPS and EPS accretion assume close of the pending NXP acquisition. Estimated amortization of intangible assets included in other items was based on a preliminary purchase price and are subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final purchase accounting could be material.

Sums may not equal totals due to rounding